Mail Stop 6010

June 21, 2007

Quentin T. Kelly
Chairman
Worldwater & Power Corp.
Pennington Business Park
55 Route 31 South
Pennington, New Jersey 08534

> **Re: Worldwater & Power Corp.**
> **Preliminary Proxy Materials**
> **Filed June 5, 2007**
> **File No. 0-16936**

Dear Mr. Kelly:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please tell us why you have not provided the disclosure required by Items 11, 13 and 14 of Schedule 14A. If the solicitation of the security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire ENTECH and Worldwater's security holders will not have a separate opportunity to vote on the ENTECH acquisition, then the solicitation to authorize the securities is also a solicitation with respect to the ENTECH acquisition. See Note A to Schedule 14A.

As appropriate, please revise your filing and respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information.

Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the proxy statement to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have questions.

Sincerely,

Peggy Fisher
Assistant Director